

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re: MEDL Mobile Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333-180983**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-166734**

Dear Mr. Maltin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   Please update your financial statements and related disclosure. See Rule 8-08 of Regulation S-X.

Prospectus Summary

About Us, page 1

2.   Please provide us with qualitative or quantitative support for your statements in the
        second and third paragraphs of this section and the corresponding disclosure on page 11.

Risk Factors, page 2

3.   We note that you have not registered a class of securities under Section 12 of the
        Exchange Act, and that it appears that you do not currently plan to register a class of
        securities under Section 12. Please include a risk factor that briefly explains how
        Section 15 reporting obligations vary from the reporting obligations for Section 12
        registrants.

4.   It appears likely that you will have less than three hundred record holders at your next
        fiscal year end and at the conclusion of the offering. As such, it appears that there is a
        significant risk that your reporting obligations under Section 15(d) of the Exchange Act
        will be suspended under that statutory section and that you will not be required to provide
        periodic reports following the Form 10-K that will be required for the fiscal year in which
        your registration statement becomes effective. Please include a risk factor that explains
        the associated risks to potential investors.

5.   Several of your risk factors present risks that could apply to any issuer or any offering.
        Please explain how the risk specifically affects you or the securities being offered. See
        Item 503(c) of Regulation S-K.

Selling Stockholder, page 8

6.   We note your disclosure in footnote 1 and the contractual restriction that prohibits the
        selling stockholder from owning more than 9.9% of your outstanding shares of common
        stock within the next 60 days. It appears that you should revise the "Beneficial
        Ownership Prior to the Offering" column to disclose the number of shares and shares
        underlying warrants that the selling stockholder beneficially owns, i.e., the number of
        shares of common stock and shares of common stock underlying warrants that does not
        exceed 9.9% of your outstanding common stock. In addition, please revise footnote 1 to
        disclose the number of shares underlying warrants excluded from the column due to the
        contractual restriction. Please make a similar revision to footnote 5 to the beneficial
        ownership table on page 21.

7.   Please revise footnote 2 to disclose Alpha Capital Anstalt's percentage of beneficial
        ownership without the 9.9% ownership restriction. Please make a similar revision to
        footnote 5 to the beneficial ownership table on page 21.

Description of Business

Industry Background and Trends, page 11

8.   Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you. If any of the reports have been prepared specifically for this filing, please file a consent from the party.

Custom Development, page 11

9.   Please provide support for your statements that you are known for "quality" strategic mobile development and leverage your "deep marketing and advertising experience," revise to state that they are your beliefs, or delete.

Advertising and Sponsorship, page 12

10.   Please explain "App takeover" sponsorships.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 14

11.   It is unclear how the adoption of recently issued, but not yet effective, accounting standards impacts your critical accounting policy disclosure requirements. Please explain. Alternatively, please tell us how you considered the interpretive guidance in Section V of SEC Release 33-8350. In this regard, your critical accounting policy discussion should describe how estimates and related assumptions were derived for your current accounting policies, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. You should also provide quantitative as well as qualitative information when information is reasonably available. Tell us why you believe your accounting policies for revenue recognition, accounts receivable, income taxes, and goodwill and other intangible assets would not be considered critical accounting policies of the company. Please explain further how you intend to comply with this guidance.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 14

12.   Please include a more detailed discussion of your financial condition, changes in financial condition and results of operations. For example, provide a more detailed

discussion of your 176% increase in revenue. In addition, identify any known trends, demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, and/or results of operations. For example, do you anticipate that expenses will continue to increase at the same rate as during the prior year, and will the amount of funds used in upcoming periods vary significantly from recent periods, and if so, by how much? See Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 15

13.   You state on page 16 that your net revenues and proceeds from the March 2012 unregistered offering are currently sufficient to fund your operating expenses. Please confirm, if true, and revise to clearly state whether your cash resources will be sufficient to fund your operating needs for the next twelve months. Refer to FRC 501.03(a).

Executive Compensation

Summary Compensation Table, page 18

14.   Please provide a narrative description of the options awarded to your named executive officers in 2011. See Item 402(o) of Regulation S-K. In addition, explain how you valued the option awards.

Security Ownership of Certain Beneficial Owners and Management, page 20

15.   We note that Mr. Maltin has disclaimed beneficial ownership of 399,989 shares in footnote 2 to the beneficial ownership table. You also disclose that Mr. Maltin may direct voting of these shares. Beneficial ownership includes voting power and/or investment power. See Exchange Act Rule 13d-3(a) and Instruction 2 to Item 403 of Regulation S-K. Thus, Mr. Maltin appears to be the beneficial owner of the 399,989 shares. Please revise the beneficial ownership table on page 20 to attribute the additional 399,989 shares to Mr. Maltin and revise footnote 2.

16.   Please revise footnote 5 to the beneficial ownership table to disclose that Konrad Ackerman has voting and/or investment power over the shares beneficially owned by Alpha Capital Anstalt. See Item 403(a) of Regulation S-K.

Recent Sales of Unregistered Securities, page 40

17.   On page 41, you discuss your February 28, 2012 unregistered issuance of shares to acquire Inedible Software, LLC. Please briefly state the facts relied upon to make the referenced exemption available. See Item 701(d) of Regulation S-K.

Exhibits, page 42

18.   It appears that you do not plan to file your consulting agreement with Mr. Caceres as an exhibit. Please file this agreement as an exhibit, or explain why Item 601(b)(10) of Regulation S-K is inapplicable.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 31

19.   We note that 93% of your revenues are earned from the custom development of apps for customers. Please tell us how the accounting for revenues received from these arrangements is reflected in your current policy disclosures. To the extent you use contract accounting for these arrangements, tell us whether you more frequently apply percentage of completion or completed contract accounting to such arrangements and describe further your application of the applicable guidance. In addition, explain further your discussion of revenue recognition upon receipt of a 50% up-front deposit and further recognition based on the receipt of subsequent payments. Tell us to which of your arrangements you apply this guidance and please cite the specific guidance you rely upon in accounting for such arrangements.

Note 8. Subsequent Events, page 39

20.   We note you acquired Inedible Software, LLC on February 28, 2012 and according to the disclosures in Note 7 of your March 31, 2012 Form 10-Q, you valued this transaction based on the guidance in ASC 805-50-30-2. Please explain further why you applied the guidance for an asset acquisition versus using the guidance in ASC 805-30-30-7 for the acquisition of a business when accounting for this transaction. Tell us how you considered the guidance in paragraphs 55-4 through 55-9 of ASC 805-10 in determining whether this transaction qualifies as a purchase of a business for accounting purposes. In addition, tell us how you considered the guidance in Rule 11-01(d) of Regulation S-X in determining whether this transaction qualifies as a purchase of a business for reporting purposes and address how you concluded that financial information pursuant to Rule 8-04 and Rule 8-05 of Regulation S-X is not required. Please provide detailed explanations to support your conclusions for both accounting and reporting purposes. Also, please explain further how you determined the value of this acquisition. In this regard, based on the $1.01 trading price of your common stock at February 28, 2012, it appears this transaction should be valued at approximately $447,000 regardless of whether you account for this as the purchase of an asset or the acquisition of a business.

21.   We note that the warrant issued in conjunction with the March 2012 Unit sale contains a full ratchet anti-dilution provision. Please tell us how you classified this warrant in the

March 31, 2012 consolidated balance sheet and explain further how you determined the appropriate classification for this warrant. In your response, please address how you considered the guidance in ASC 815-40-15 and specifically the guidance in Example 9 of ASC 815-40-55-33 and 34 in your accounting for this warrant.

Form 10-K for Fiscal Year Ended December 31, 2011

General

22.   To the extent any of the prior comments impact the accounting and/or disclosure included in your periodic filings, please tell us whether you intend to revise your disclosure in such filings.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 33

23.   You state that due to limited resources and the short period of time since becoming a public company, you have not been able to conduct an assessment of MEDL's internal control over financial reporting for 2011. Please tell us how you considered specifically addressing the effect the reverse merger transaction had on management's ability to conduct an evaluation of your internal controls and discussing the scope of the assessment if one were to be conducted. For guidance, refer to Question 215.02 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Regulation S-K, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Signatures, page 40

24.   Mr. Caceres solely signed your annual report for the company and not on behalf of the company in his individual capacity as principal financial and accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. In addition, although Mr. Maltin signed your annual report on behalf of the company in his individual capacity as a director, he did not disclose that he is your principal executive officer. See paragraph 2(b) of General Instruction D to Form 10-K. Please address this comment in future annual reports on Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
       Harvey J. Kesner, Esq.
       Sichenzia Ross Friedman Ference Anslow LLP